July 10, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (703) 453-8578</u>

Mr. Henry H. Graham, Jr.
Chief Financial Officer
TNS, Inc.
11480 Commerce Park Drive,
Suite 600
Reston, VA 20191

Re: **TNS, Inc.**
        Form 10-K for the year ended December 31, 2005
        Filed March 16, 2006
        File No. 1-32033

Dear Mr. Graham:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>

<u>Exhibit 31</u>

1.   We note that the certifications filed as Exhibit 31.1 and 31.2 to your Form 10-K are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Paragraph 4(b) of the certification must be provided in the first annual report required to contain management's internal control report. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certification of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Please also amend the certifications in Forms 10-Q filed for the first quarter of fiscal 2006, as necessary, in response to this comment.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Accounting Branch Chief